UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                   BUCA, INC.
                       (Name of Subject Company (Issuer))

                               BUCA FINANCING, LLC
                                    (Offeror)

                     an indirect wholly-owned subsidiary of

                      PLANET HOLLYWOOD INTERNATIONAL, INC.
                               (Parent of Offeror)

            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    117769109
                      (CUSIP Number of Class of Securities)

                                 Thomas Avallone
               Executive Vice President & Chief Financial Officer
                      Planet Hollywood International, Inc.
                             7598 W. Sand Lake Road
                                Orlando, FL 32819

  (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:
                              L. Kevin O'Mara, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10022
                                 (212) 504-6000

CALCULATION OF FILING FEE

      Transaction Valuation(1)                   Amount of Filing Fee(2)
             $9,634,005                                   $379

(1) Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The transaction valuation was calculated by multiplying the offer price of $0.45 per share by 21,408,901, the number of shares of common stock, $0.01 par value per share, of BUCA, Inc. ("BUCA") outstanding on a fully diluted basis as of July 31, 2008, as represented by BUCA in the Agreement and Plan of Merger dated August 5, 2008 by and among BUCA, BUCA Financing, LLC and Planet Hollywood International, Inc. ("Planet Hollywood"), which Shares consist of 21,408,901 shares issued and outstanding.

(2) The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the transaction value by 0.00003930.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount Previously Paid: $379             Filing Party: BUCA FINANCING, LLC

      Form of Registration No.: Schedule TO    Date Filed: August 12, 2008

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   Third-party tender offer subject to Rule 14d-1.

[_]   Issuer tender offer subject to Rule 13e-4.
[_]   Going-private transaction subject to Rule 13e-3.
[_]   Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

      This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on August 12, 2008, Amendment No. 1 filed with the SEC on September 10, 2008 and Amendment No. 2 filed with the SEC on September 15, 2008 (as amended, the "Schedule TO") by (i) Planet Hollywood International, Inc., a Delaware corporation ("Planet Hollywood"), and (ii) BUCA Financing, LLC, a Florida limited liability company and an indirect wholly-owned subsidiary of Planet Hollywood (the "Purchaser").

      The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, of BUCA, Inc. (the "Shares"), a Minnesota corporation ("BUCA"), at a purchase price of $0.45 per share net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 2008 (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of August 5, 2008, by and among BUCA, Planet Hollywood and the Purchaser (the "Merger Agreement").

      Documentation relating to the Offer has been mailed to BUCA shareholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to The Altman Group, Inc., 1200 Wall Street West, Lyndhurst, NJ 07071, or by calling toll-free at (866) 530 8628.

      The information in the Offer to Purchase and the related Letter of Transmittal is incorporated into this Amendment No. 3 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 11. Additional Information.

Item 11 of the Schedule TO is amended and supplemented by adding the following text to such Item:

      The subsequent offering period expired at 12:00 Midnight, New York City time, on September 23, 2008. Based on information provided by Wells Fargo Bank, N.A., as the Depositary, as of such time, an aggregate of approximately 19,337,263 Shares (including 2,371 Shares subject to guarantees of delivery) were validly tendered and not withdrawn pursuant to the Offer, representing approximately 90.3% of the outstanding Shares.

      Planet Hollywood intends to effect a "short-form" merger of Purchaser with and into BUCA, with BUCA being the surviving corporation under Minnesota law and BUCA will become a wholly-owned subsidiary of Planet Hollywood. As a result of the merger, any Shares of BUCA common stock not tendered will be cancelled and (except for Shares held by Planet Hollywood or its subsidiaries, or Shares for which dissenter rights are properly demanded) will be converted into the right to receive the same $0.45 in cash per Share, without interest and less any required withholding taxes, that was paid in the tender offer.

      Following the merger, BUCA common stock will be delisted and cease to be traded on the NASDAQ Global Market.

      The full text of a press release issued by Planet Hollywood announcing the results of the Offer has been filed as Exhibit (a)(5)(D) hereto and is incorporated by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

 Exhibit                                Exhibit Name
---------   --------------------------------------------------------------------

(a)(5)(D) Press Release issued by Planet Hollywood International, Inc. on September 24, 2008.

                                    SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                        PLANET HOLLYWOOD INTERNATIONAL, INC.


                        By: /s/ Martha H. McIntosh
                            ----------------------------------------------------
                            Name: Martha H. McIntosh
                            Title: Vice President, General Counsel and Secretary


                        BUCA FINANCING, LLC


                        By: /s/ Martha H. McIntosh
                            ----------------------------------------------------
                            Name: Martha H. McIntosh
                            Title: Vice President, General Counsel and Secretary

Date: September 24, 2008

                                  EXHIBIT INDEX

 Exhibit                                Exhibit Name
---------   --------------------------------------------------------------------

(a)(1)(A)   Offer to Purchase dated August 12, 2008.

(a)(1)(B) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) .

(a)(1)(C)   Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A) Press Release issued by BUCA on August 5, 2008, incorporated herein by reference to BUCA's Current Report on Form 8-K, filed on August 11, 2008.

(a)(5)(B) Press Release issued by Planet Hollywood International, Inc. on September 10, 2008.

(a)(5)(C) Press Release issued by Planet Hollywood International, Inc. on September 15, 2008.

(a)(5)(D) Press Release issued by Planet Hollywood International, Inc. on September 24, 2008. *

(b)(1) Equity Commitment Letter, dated August 5, 2008, by and between Bay Harbour Management, L.C. and Planet Hollywood.

(d)(1) Agreement and Plan of Merger, dated as of August 5, 2008, by and among BUCA, Planet Hollywood and the Purchaser, incorporated herein by reference to BUCA's Current Report on Form 8-K, filed on August 11, 2008.

(d)(2) Credit Agreement, dated as of August 5, 2008, by and among BUCA and each of its subsidiaries that are signatories thereto and the Purchaser, incorporated herein by reference to BUCA's Current Report on Form 8-K, filed on August 11, 2008.

(d)(3) Warrant to Purchase Common Shares of BUCA, Inc., dated as of August 5, 2008, issued to Purchaser, incorporated herein by reference to BUCA's Current Report on Form 8-K, filed on August 11, 2008.

(d)(4) Intercreditor and Subordination Agreement, dated as of August 5, 2008, by and between Wells Fargo Foothill, Inc. and Purchaser.

------------------------

*     Filed herewith.